July 6, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Courtney Lindsay

Re:	Akero Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-239685)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Akero Therapeutics, Inc. (the “Registrant”) dated July 6, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:01 p.m. Eastern Time, on Tuesday, July 7, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC
JEFFERIES LLC
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

By:	Morgan Stanley & Co. LLC
By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Executive Director

By:	Jefferies LLC
By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

By:	Evercore Group L.L.C.
By:	/s/ Maren Winnick
	Name:	Maren Winnick
	Title:	Senior Managing Director